# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6B 1A1, 604-737-7232

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 9,901,004; sole dispositive power 3,852; shared dispositive power 9,901,004; aggregate amount beneficially owned 9,904,856 (8.6% of the class)
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (4.1% of the class)
- LIPO Investments (USA), Inc. (CIK 0002003936): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (2.9% of the class)
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,098,309; sole dispositive power 0; shared dispositive power 1,098,309; aggregate amount beneficially owned 1,098,309 (1% of the class)
- Low Tide Properties Ltd. (CIK 0001972360): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,122; sole dispositive power 0; shared dispositive power 554,122; aggregate amount beneficially owned 554,122 (0.5% of the class)
- House of Wilson Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Laura Gentile: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Eric Hirshberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Marc Maurer: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Comment: This Amendment No. 19 (this "Amendment") is being filed by Dennis J. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Laura Gentile, Eric Hirshberg and Marc Maurer (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on February 14, 2019 (as amended, the "Schedule 13D") to reflect certain updates to the information previously reported. The number of shares of Issuer common stock beneficially owned by the Reporting Persons has not changed since the filing of Amendment No. 18 to the Schedule 13D filed by the reporting persons thereto on April 14, 2026. The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 29, 2026, Mr. Wilson issued an open letter to shareholders of the Issuer (the "April Open Letter"), a copy of which is attached as Exhibit 99.1 to this Amendment, setting forth his views that the Board's continued failure to understand the premium positioning of the Issuer's brand has contributed to destruction of shareholder value and highlighting the market's reaction to the Board's appointment of a new CEO without first undertaking substantive Board refreshment. The April Open Letter also expressed Mr. Wilson's belief that the Board's governance and personal history preclude it from making real change in the best interests of shareholders and reiterated that meaningful Board refreshment is necessary through the election of the Nominees at the Annual Meeting. The information contained in Exhibit 99.1 of this Amendment is incorporated herein by reference.

On May 1, 2026, the Reporting Persons filed a revised definitive proxy statement and accompanying GOLD proxy card with the SEC to reflect the Issuer's changes to its slate of director nominees for the Annual Meeting. The Issuer had provided notice (the "Rule 14a-19 Notice") to the Reporting Persons on April 22, 2026, the last possible date to timely do so under Rule 14a-19(d) of the Securities Exchange Act of 1934, as amended, of the Issuer's intent to nominate Charles Bergh, Shane Grant and Teri List for election to the Board at the Annual Meeting and solicit proxies in support of the election of only those three individuals.

That notwithstanding, the Board asserts that, on April 26, 2026, four days after delivering the Rule 14a-19 Notice to the Reporting Persons, Mr. Grant notified the Board that he will not stand for re-election at the Annual Meeting and the Board appointed a new director to take his place. Two days later, on April 28, 2026, the Issuer filed its 144-page preliminary proxy statement reflecting these changes to its slate of nominees. Despite the Issuer's obligation under Rule 14a-19 to promptly notify the Reporting Persons of any changes to the Issuer's nominee slate (and the Rule 14a-19 Notice's purported undertaking to do the same), the Reporting Persons did not receive any such notice on April 26, April 27 or April 28, 2026 prior to the Issuer filing its preliminary proxy statement. Considering the magnitude of importance entalied in selecting and appointing a new director, in addition to the drafting and detailed inclusion of any such new director's information in the Issuer's preliminary proxy statement, the Reporting Persons find it difficult to believe that any such director changes were not anticipated long before the Issuer drafted and filed its preliminary proxy statement and well within time for the Issuer to have complied with its Rule 14a-19 obligations.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Press Release Titled "Chip Wilson Issues Letter to lululemon Shareholders"

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (05/01/2026)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/01/2026)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/01/2026)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd., corporate trustee of Wilson 5 Foundation (05/01/2026)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/01/2026)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/01/2026)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (05/01/2026)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/01/2026)
- House of Wilson Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (05/01/2026)
- Laura Gentile: /s/ Laura Gentile, Laura Gentile (05/01/2026)
- Eric Hirshberg: /s/ Eric Hirshberg, Eric Hirshberg (05/01/2026)
- Marc Maurer: /s/ Marc Maurer, Marc Maurer (05/01/2026)